Exhibit 5.1

December [    ], 2006

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

Ladies and Gentlemen:

We have acted as Virginia counsel to Smithfield Foods, Inc., a Virginia corporation (“Smithfield”), in connection with the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the “Registration Statement”) to register under the Securities Act of 1933, as amended (the “Act”), the issuance by the Company of shares of common stock, $0.50 par value per share (the “Shares”), and associated Rights to Purchase Series A Junior Participating Preferred Shares, $1.00 par value per share (the “Rights”), pursuant to the Rights Agreement dated as of May 30, 2001 between Smithfield and Computershare Investor Services, LLC, as rights agent (the “Rights Agreement”), in connection with the merger contemplated by the Agreement and Plan of Merger dated as of September 17, 2006 among Smithfield, KC2 Merger Sub, Inc., a Delaware corporation, and Premium Standard Farms, Inc., a Delaware corporation (the “Merger Agreement”).

In connection with this opinion letter, we have examined the following:

1.	the Registration Statement;

2.	the Merger Agreement;

3.	the Amended and Restated Articles of Incorporation and amended and restated Bylaws of Smithfield;

4.	certificates of public officials and officers of Smithfield;

5.	documents and records of Smithfield (or copies of such documents and records certified or otherwise authenticated to our satisfaction); and

6.	such other documents, certificates and records as we have deemed necessary as a basis for this opinion letter.

Based upon the foregoing, and subject to the limitations, assumptions and qualifications set forth in this opinion letter, we are of the opinion that the Shares and associated Rights have been duly authorized by all necessary corporate action on the part of Smithfield and, upon issuance and delivery in accordance with the terms of the Merger

Smithfield Foods, Inc.

December [    ], 2006

Agreement, the Shares and associated Rights will be validly issued and the Shares will be fully paid and non-assessable.

For purposes of the opinions expressed herein regarding the Rights, we have assumed that the members of the Smithfield Board of Directors acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Smithfield Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. Furthermore, this opinion addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

Our opinions are limited to the laws of the Commonwealth of Virginia and we do not express any opinion concerning any other law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the proxy statement/prospectus included in the Registration Statement.

Very truly yours,

McGuireWoods LLP